

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Lei Wang
Chief Executive Officer
Guardforce AI Co., Ltd.
10 Anson Road, #28-01 International Plaza
Singapore 079903

   Re: Guardforce AI Co., Ltd.
     Registration Statement on Form F-3
     Filed February 1, 2022
     File No. 333-262441

Dear Ms. Wang:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Taylor Beech at 202-551-4515 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Louis A. Bevilacqua, Esq.